

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 22, 2018

R. Davis Ravnaas
President and Chief Financial Officer
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, Texas 76102

> **Re: Kimbell Royalty Partners, LP**
> **Information Statement on Schedule 14C**
> **Filed July 26, 2018**
> **File No. 001-38005**

Dear Mr. Ravnaas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1: Adoption of the Third Amended and Restated Partnership Agreement to Effect the Tax Election and Related Transactions, page 4

Third Amended and Restated Partnership Agreement, page 9

1.   We note that Class B unitholders are entitled to quarterly distributions in preference to common unitholders receiving their pro rata distribution. Please disclose whether the newly issued tranche of Class B Units will impact the net available cash for distribution to common unitholders.

2.   Similarly, to the extent that the Class B units will have a material impact on the potential future distributions to common unitholders, please provide an analysis as to whether the common unitholders are surrendering "value" for purposes of Section 2(a)(3) of the Securities Act.

<u>Closing Comments</u>

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

        Sincerely,

        /s/ John Reynolds

        John Reynolds
        Assistant Director
        Office of Natural Resources